EXHIBIT 12

                        PHH Corporation and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in millions)


                                                                           Year Ended
                                            -------------------------------------------------------------------------
                                                          December 31,                             January 31,
                                            ------------------------------------------    ---------------------------
                                              1998 (2)         1997            1996           1996           1995
                                            -----------     -----------    -----------    -----------     -----------

Income (loss) before income taxes           $     439.6     $      (3.4)   $     176.3    $     133.1     $     116.8
Plus: Fixed charges                               353.8           294.3          269.0          253.5           202.7
                                            -----------     -----------    -----------    -----------     -----------

Earnings available to cover
    fixed charges                           $     793.4     $     290.9    $     445.3    $     386.6     $     319.5
                                            ===========     ===========    ===========    ===========     ===========

Fixed charges (1):
    Interest, including amortization
      of deferred financing costs                 343.1           286.5          260.8          245.6           194.6
    Interest portion of rental
      payment                                      10.7             7.8            8.2            7.9             8.1
                                            -----------     -----------    -----------    -----------     -----------

Total fixed charges                         $     353.8     $     294.3    $     269.0    $     253.5     $     202.7
                                            ===========     ===========    ===========    ===========     ===========


Ratio of earnings to fixed
    charges                                       2.24x             (*)          1.66x          1.53x          1.58x



(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). The substantial portion of interest expense incurred on debt is used to finance the Company's fleet leasing, mortgage services and relocation services activities.

(2) For the year ended December 31, 1998, income before income taxes includes non-recurring merger-related costs and other unusual charges (credits) of ($20.2) million. Excluding such charges (credits); the ratio of earnings to fixed charges is 2.19x.

    (*) Earnings are inadequate to cover fixed charges (deficiency of $3.4 million) for the year ended December 31, 1997. Loss before income taxes includes non-recurring merger-related costs and other unusual charges of $251.0 million. Excluding such charges, the ratio of earnings to fixed charges is 1.84x.